                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. One)*

                          SEEQ TECHNOLOGY INCORPORATED
                         --------------------------------
                                 Name of Issuer

                          Common Stock, $0.01 par value
                        --------------------------------
                         (Title of Class of Securities)

                                  815778-10-5
                                ----------------
                                 (CUSIP Number)

                     Thomas M. McCoy, Esq., Vice President
                         General Counsel and Secretary
                        c/o Advanced Micro Devices, Inc.
          One AMD Place, Sunnyvale, California 94088   (408) 749-2202
         ---------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                July 28, 1995
                       ---------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      Exhibit Index is located on page 6.

                               Page 1 of 8 pages

CUSIP No. 815778-10-5
          -----------

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Advanced Micro Devices, Inc. (I.R.S. Identification No. 94-1692300)
     -------------------------------------------------------------------


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [_]

                                                            (b) [_]



(3)  SEC USE ONLY
                 --------------------------------------------------------------

(4)  SOURCE OF FUNDS                                         00, WC
                                                             ------


(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               [_]
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
                                                           --------

     NUMBER OF SHARES       (7)   SOLE VOTING POWER               0
     BENEFICIALLY                                                 -
     OWNED BY EACH          (8)   SHARED VOTING POWER             0
     REPORTING PERSON                                             -
     WITH                   (9)   SOLE DISPOSITIVE POWER          0
                                                                  -
                           (10)   SHARED DISPOSITIVE POWER        0
                                                                  -

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED                          0
     BY EACH REPORTING PERSON                                     -


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [_]
     EXCLUDES CERTAIN SHARES


(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         0%
                                                                --


(14) TYPE OF REPORTING PERSON                                   CO
                                                                --

                               Page 2 of 8 pages

     This Amendment No. One amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 25, 1990 by Advanced Micro Devices, Inc. (the "Schedule 13D"). Items 1 through 6 of the Schedule 13D are hereby amended as follows:

Item 1.  Security and Issuer.
------   -------------------

     Item 1 of the Schedule 13D is hereby amended in its entirety as follows:

          "This Schedule 13D relates to shares of the Common Stock, $0.01 par value per share, of SEEQ Technology Incorporated, a Delaware corporation ("SEEQ").

          The principal executive offices of SEEQ are located at 47200 Bayside Pkwy., Fremont, CA 94538."


Item 2.  Identity and Background.
------   -----------------------

     Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

          "This Schedule is being filed by Advanced Micro Devices, Inc., a Delaware corporation ("AMD").

          AMD designs, develops, manufactures and markets complex integrated circuits. AMD's principal engineering and manufacturing facilities are located in Santa Clara County, California and in Texas. AMD maintains sales offices in the United States, Europe and Asia. The principal executive offices of AMD are located at One AMD Place, Sunnyvale, California 94088. The mailing address for AMD's principal executive offices is One AMD Place, P.O. Box 3453, Sunnyvale, California 94088.

          AMD has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The attached Exhibit 1 provides certain information concerning each executive officer and director of AMD.

          To the best of AMD's knowledge, none of the persons named in Exhibit 1 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     Item 3 of the Schedule 13D is hereby restated in its entirety as follows:

          "On November 19, 1986, Monolithic Memories, Inc., a Delaware corporation ("MMI"), acquired 250,000 shares of Series O Preferred Stock issued by SEEQ. MMI acquired such shares directly from SEEQ pursuant to a written agreement dated November 19, 1986 (the "Stock Purchase Agreement"). Such shares were originally convertible into 6,666,750 shares of SEEQ Common Stock. On February 12, 1987, SEEQ effected a one-for-five reverse stock split which resulted in MMI owning 50,000 shares of SEEQ Series O Preferred Stock which were convertible into 1,333,350 shares of SEEQ Common Stock.

          On August 13, 1987, MMI became a wholly owned subsidiary of AMD in a transaction in which the stockholders of MMI received shares of AMD Common Stock in exchange for all of the outstanding stock of MMI. On February 17, 1988, MMI was merged into AMD. As a result of such transactions, AMD became the

                               Page 3 of 8 pages
beneficial owner of the 50,000 shares of SEEQ Series O Preferred Stock previously owned by MMI. On July 8, 1988, such shares of SEEQ Series O Preferred Stock were converted and 1,333,350 shares of SEEQ Common Stock were issued.

          The source of the funds paid by MMI to SEEQ for the purchase of the SEEQ Series O Preferred Stock was MMI's working capital. As stated above, MMI became a wholly owned subsidiary of AMD in a transaction which resulted in MMI shareholders receiving shares of AMD Common Stock. No other form of consideration was paid by AMD in connection with its acquisition of MMI."

Item 4.  Purpose of Transaction.
------   ----------------------

     Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

          "(a) MMI and SEEQ entered into the Stock Purchase Agreement in connection with the establishment of a more extensive commercial relationship between MMI and SEEQ, including an agreement to jointly develop certain semi-conductor devices.

          AMD succeeded to MMI's interest in SEEQ equity securities as a result of AMD's acquisition of MMI. AMD's reasons for acquiring MMI included the desire to expand AMD's product line, the desire to increase utilization of AMD's existing production facilities to manufacture products for which MMI was unable to satisfy anticipated demand, and the belief that the acquisition would assist AMD in developing sufficient size and financial strength to remain competitive in the worldwide semi-conductor market. On July 25, 1995, AMD placed an order through a broker to sell 1,333,350 shares of SEEQ Common Stock at a purchase price of $3.00 per share. The settlement date for this transaction was July 28, 1995. Consequently, AMD no longer beneficially owns any shares of SEEQ Common Stock.

          (b)-(c) AMD has no current plans or proposals that relate to or would result in an extraordinary corporate transaction involving SEEQ or any of its subsidiaries or a sale or transfer of a material amount of assets of SEEQ or any of its subsidiaries, except insofar as its sale of the shares described in paragraph (a) above.

          (d) AMD has no current plans or proposals that relate to any change in the present board of directors or management of SEEQ.

          (e)-(j) AMD has no current plans or proposals that relate to or would result in a material change in the present capitalization of or dividend policy of SEEQ, any other material change in SEEQ's business or corporate structure, changes in SEEQ's Certificate of Incorporation or Bylaws, causing a class of securities of SEEQ to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association, a class of equity securities of SEEQ becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or any other action similar to any of those enumerated above."

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     Item 5 of the Schedule 13D is amended in its entirety as follows:

          "(a)-(b) As a result of the sale by AMD of 1,333,350 shares of SEEQ Common Stock as described in Item 4(a), AMD no longer beneficially owns any shares of Common Stock of SEEQ.

          (c)-(d) Except as described above, neither AMD nor, to the best of AMD's knowledge, any person named in Exhibit 1, beneficially owns any shares of SEEQ Common Stock or has effected any transactions in SEEQ Common Stock during the past sixty days.

          (e) AMD ceased to be a beneficial owner of more than 5% of SEEQ Common Stock on July 28, 1995."

                               Page 4 of 8 pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

          "The Stock Purchase Agreement restricted the ability of AMD to transfer the SEEQ Common Stock by providing that until such time as there is a registration statement in effect covering the Common Stock, AMD will not make any dispositions of the Common Stock unless and until (i) it shall have notified SEEQ of the proposed disposition and furnished SEEQ with a statement of the circumstances surrounding the proposed disposition and (ii) if requested by SEEQ, it shall have furnished SEEQ with an opinion of counsel satisfactory to SEEQ and its counsel to the effect that (A) all appropriate action necessary for compliance with the Securities Act of 1933 has been taken or (B) an exemption from the registration requirements of the Securities Act of 1933 was available. AMD complied with the foregoing restrictions and, as indicated in item 4(a) above, sold all of the shares of SEEQ that it beneficially owned."

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

     1.   Information concerning each director and executive officer of AMD.

                                   SIGNATURES
                                   ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 21, 1995                    ADVANCED MICRO DEVICES, INC.



                                           By: /s/ THOMAS M. MCCOY
                                               _________________________________
                                               THOMAS M. MCCOY
                                               Vice President, General Counsel
                                               and Secretary

                               Page 5 of 8 pages

                                 EXHIBIT INDEX
                                 -------------

                                                         Sequential
                                                          Page No.
                                                         ----------


     1.   Information concerning each director               7
          and executive officer of AMD.

                               Page 6 of 8 pages

                                   Exhibit 1
                                   ---------

Item 2.  Identity and Background.
------   -----------------------

     I.   Directors of AMD.  Set forth below is the name, business address and
          ----------------
present occupation or employment of each director of AMD, together with the name and principal business of any corporation or organization in which such employment is conducted. The address of each such corporation or organization is the same as the director's business address. The principal business of AMD is to design, develop, manufacture and market complex integrated circuits.
Each director of AMD is a citizen of the United States, except for Mr. Baur who is a citizen of Germany.

     W. J. Sanders III
          Chairman of the Board and Chief Executive Officer
          Advanced Micro Devices, Inc.
          One AMD Place
          Sunnyvale, CA 94088

     Dr. Friedrich Baur
          President and Managing Partner
          MST Beteiligungs und Unternehmensberatungs GmbH
          (a consulting firm)
          BrummstraBe 3 (Im Asamhof)
          Munchen D-80331
          Germany

     Charles M. Blalack
          Chairman of the Board and Chief Executive Officer
          Blalack and Company
          (an investment banking firm)
          130 South San Rafael
          Pasadena, CA  91105

     Dr. R. Gene Brown
          Senior Advisor
          Putnam, Hayes & Bartlett, Inc.
          (an economic consulting firm)
          100 Hamilton Avenue
          Palo Alto, CA  94301

     Anthony B. Holbrook
          Vice Chairman of the Board
          Advanced Micro Devices, Inc.
          One AMD Place
          Sunnyvale, CA 94088

     Richard Previte
          President and Chief Operating Officer
          Advanced Micro Devices, Inc.
          One AMD Place
          Sunnyvale, CA 94088

                               Page 7 of 8 pages

     Joe L. Roby
          Chairman of the Investment Banking Group
          Donaldson, Lufkin & Jenrette Securities Corporation
          (a securities brokerage and investment banking firm)
          140 Broadway, 49th Floor
          New York, NY  10005

     Dr. Leonard Silverman
          Dean, School of Engineering
          University of Southern California
          Olin Hall of Engineering, Room 200
          University Park
          Los Angeles, CA  90089-1450

     II.  Executive Officers of AMD.  Set forth below is the name and title of
          -------------------------
each executive officer of AMD. The business address for each such officer is One AMD Place, Sunnyvale, California 94088. Each such officer is a citizen of the United States.

Name                                    Title
----                                    -----

W. J. Sanders III        Chairman of the Board and Chief Executive Officer

Richard Previte          President and Chief Operating Officer

Stephen J. Zelencik      Senior Vice President and Chief Marketing Executive

Marvin D. Burkett        Senior Vice President, Chief Financial and
                         Administrative Officer and Treasurer

Eugene D. Conner         Senior Vice President, Operations

Stanley Winvick          Senior Vice President, Human Resources

Thomas M. McCoy          Vice President, General Counsel and Secretary

                               Page 8 of 8 pages